

November 23, 2010

William B. Noon
Vice President and Chief Financial Officer
eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045

> **Re:** **eLoyalty Corporation**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 10, 2010**
>
> **Form 10-Q for the Quarterly Period Ended June 26, 2010**
> **Filed August 5, 2010**
>
> **File No. 000-27975**

Dear Mr. Noon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

DEFINITIVE PROXY STATEMENT

Compensation Discussion and Analysis, page 16

2009 Developments, page 17

1.   We note your response to comment 3 in our letter dated September 7, 2010 that executive officers were grouped into tiers. Please clarify the tier that was assigned to each named executive officer and the basis for such assignment. Furthermore, based on those tiers, please identify the percentage reduction assigned to each officer. Provide confirm that you will provide similar disclosure in future filings, as applicable.

<u>Individual Annual Bonuses, page 19</u>

2.      We note your responses to comments 5 and 7 in our letter dated September 7, 2010. Please explain how your recruiting activity and general understanding of compensation practices resulted in the target amounts assigned and stock awards granted to <u>each</u> officer. Please confirm that you will provide similar disclosure in future filings, applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor